SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: August, 2003	Commission File Number: 1-9059

BARRICK GOLD CORPORATION

(Name of Registrant)

BCE Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION

Date:	August 20, 2003	By:	/s/ SYBIL E. VEENMAN

			Name:	Sybil E. Veenman
			Title:	Associate General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit

1	Barrick Gold Corporation’s Comparative Unaudited Financial Statements and notes thereto for the six months ended June 30, 2003 prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and Management’s Discussion and Analysis of Financial Results (Canadian GAAP) for the same period